SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                                SCHEDULE TO
                               (RULE 14D-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934.
                             (AMENDMENT NO. 3 )

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                         TRIGEN ENERGY CORPORATION
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                     (Name of Subject Company (Issuer))

                       T ACQUISITION CORP. (OFFEROR)
                                    ELYO
                          SUEZ LYONNAISE DES EAUX
                         TRIGEN ENERGY CORPORATION
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          (Names of Filing Persons (identifying status as offeror,
                         issuer or other person))

                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)

                                 895930105
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                   (CUSIP Number of Class of Securities)

                              MICHEL BLEITRACH
                                    ELYO
                       235 AVENUE GEORGES CLEMENCEAU
                                  BP 4601
                        92746 NANTERRE CEDEX, FRANCE
                            011-331-41-20-10-10

                              WITH A COPY TO:

                               JEFFREY BAGNER
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1980
                               (212) 859-8000
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   (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE

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     Transaction Valuation* $173,487,223        Amount Of Filing Fee $34,698
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*    ESTIMATED  FOR  PURPOSES OF  CALCULATING  THE AMOUNT OF THE FILING FEE
     ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 7,382,435 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF TRIGEN ENERGY CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), AT THE TENDER PRICE OF $23.50 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON. PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 19, 2000, AMONG ELYO ("PARENT"), T ACQUISITION CORP. AND THE COMPANY, THE COMPANY REPRESENTED THAT AS OF SUCH DATE, IT HAD 12,416,297 SHARES OUTSTANDING AND 849,210 SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF ALL OUTSTANDING OPTIONS UNDER THE COMPANY'S EMPLOYEE BENEFIT PLANS. PARENT ALREADY BENEFICIALLY OWNS 6,507,944 SHARES, OF WHICH THE 1,637,274 SHARES HELD BY COMPAGNIE PARISENNE DE CHAUFFAGE URBAIN ("CPCU"), A NON-WHOLLY-OWNED SUBSIDIARY OF PARENT, WILL BE TENDERED. PARENT HAS SEPARATELY AGREED TO PURCHASE 1,012,402 SHARES FROM THOMAS R. CASTEN ON MARCH 29, 2000, PURSUANT TO A PURCHASE AGREEMENT, DATED JANUARY 19, 2000 BETWEEN PARENT AND MR. CASTEN. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE PRODUCT OF (I)
     (A) 12,416,297 SHARES (THE NUMBER OF SHARES OUTSTANDING), PLUS (B) 849,210 SHARES (THE NUMBER OF SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS), MINUS (C) THE DIFFERENCE OF (1) 6,507,944 (THE NUMBER OF SHARES BENEFICIALLY OWNED BY PARENT) MINUS (2) 1,637,274
     (THE NUMBER OF SHARES HELD BY CPCU BEING TENDERED), MINUS (D) 1,012,402 (THE NUMBER OF SHARES HELD BY MR. CASTEN), MULTIPLIED BY
     (II) $23.50. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

[x]CHECK THE  BOX IF ANY  PART OF THE FEE IS  OFFSET  AS  PROVIDED  BY RULE
     0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:       $34,698
  Form or Registration No.:     Schedule TO-T
  Filing Party:                 T Acquisition Corp., Elyo,
                                Suez Lyonnaise des Eaux
  Date Filed:                   February 28, 2000

[  ] Check  the  box  if   the   filing    relates  solely  to  preliminary
     communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [x] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [x] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                INTRODUCTION

          This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2000, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on March 7, 2000, and Amendment No. 2, filed with the Securities and Exchange Commission on March 17, 2000, by T Acquisition Corp., a Delaware corporation ("Purchaser"), Elyo, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France and Trigen Energy Corporation, a Delaware corporation (the "Company"). The Schedule TO relates to the offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of the Company, at a purchase price of $23.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 8.   Interest in Securities of the Subject Company.

          Item 8 is hereby amended by adding the following:

          At 12:00 midnight, New York City time on Friday, March 24, 2000, the Offer expired. Based on preliminary information provided by the Depositary, approximately 6,082,448 Shares were validly tendered and not withdrawn pursuant to the Offer (including approximately 66,570 Shares subject to guarantees of delivery). Purchaser has accepted for payment all such Shares at the Offer Price. After giving effect to the results of the Offer, Parent presently beneficially owns approximately 11,906,334 Shares, or approximately 96% of the total Shares outstanding.

ITEM 11.  Additional Information

          (a) Item 11 is hereby amended by deleting the final line of the table on page 35 under "SPECIAL FACTORS -Beneficial Ownership of Shares" in the Offer to Purchase and replacing it with the following language:

     Michael Weiser(4), (5).................       268,908     22,100      2.2%
     All directors and executive officers
     of the Company, as a group.............     1,759,211    430,100     14.2%

          (b) Item 11 is hereby amended by deleting the word "and" on the final line of footnote (4) under "SPECIAL FACTORS -Beneficial Ownership of Shares" in the Offer to Purchase, and adding the following language following the words, "Stephen T. Ward (2.930 Shares)":

          and Michael Weiser (27.207 Shares).

          (c) Item 11 is hereby amended by deleting the word "and" on the final line of footnote (5) under "SPECIAL FACTORS -Beneficial Ownership of Shares" in the Offer to Purchase, and adding the following language following the words, "Stephen T. Ward (1.133 Shares)":

          and Michael Weiser (1.346 Shares).

          (d) Item 11 is hereby amended by deleting the information concerning James F. Lowry in the table encaptioned "4. DIRECTORS AND OFFICERS OF THE COMPANY" in Schedule I in the Offer to Purchase, and adding the following language:

James F. Lowry               61   Vice President, Trigen Energy Corporation
                                  (1995-present);  Principal, International
                                  Ventures Group (1993-1995).

Michael Weiser               57   Vice   President,   Development,   Trigen
                                  Energy    Corporation     (1992-present);
                                  Director,   Trigen   Energy   Corporation
                                  (1986-1994);   Treasurer,  Trigen  Energy
                                  Corporation (1986-1992).


ITEM 12.  Exhibits.

          Item 12 is hereby amended by adding the following exhibit:

(a)(5)(x)        Press Release issued by Elyo, dated March 27, 2000.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    T ACQUISITION CORP.


                                    By: /s/ Michel Bleitrach
                                        ---------------------------------
                                        Name:   Michel Bleitrach
                                        Title:  President


                                    ELYO


                                    By: /s/ Michel Bleitrach
                                        ---------------------------------
                                        Name:   Michel Bleitrach
                                        Title:  Chief Executive Officer


                                    SUEZ LYONNAISE DES EAUX


                                    By: /s/  M. Patrice Herbet
                                        ---------------------------------
                                        Name:   M. Patrice Herbet*
                                        Title:  Authorized Representative


                                    TRIGEN ENERGY CORPORATION


                                    By: /s/ Eugene E. Murphy
                                        ---------------------------------
                                        Name:  Eugene E. Murphy
                                        Title: Vice President, General
                                               Counsel and Secretary

Dated:  March 27, 2000



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*    A Power of Attorney authorizing M. Patrice Herbet to sign on behalf of
     Suez Lyonnaise des Eaux is filed herewith as Exhibit (i).

                               EXHIBIT INDEX

   EXHIBIT
    NUMBER           TITLE
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(a)(1)(i)         Offer to Purchase, dated February 28, 2000.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Notice to the Company 401k Plan Participants from Fidelity Management Trust Company.*

(a)(1)(vi) Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 2000 (incorporated by reference to the Company's Schedule 14D-9 filed with the Commission on February 28, 2000).

(a)(2) Letter to stockholders from Richard E. Kessel, President and Chief Executive Officer of the Company.*

(a)(3)            Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)            Not applicable.

(a)(5)(i) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii) Agreement and Plan of Merger dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Company.*

(a)(5)(iv) Audited financial statements for the Company's 1998 and 1997 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999).

(a)(5)(v) Pages 1 through 8, inclusive, of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 12, 1999).

(a)(5)(vi) Audited financial statements for Grays Ferry Cogeneration Partnership 1998 and 1997 fiscal years, set forth on
                  Exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999).

(a)(5)(vii)       Joint Press Release, dated January 19, 2000.*

(a)(5)(viii)      Joint Press Release, dated February 28, 2000.*

(a)(5)(ix)        Joint Press Release, dated March 17, 2000.*

(a)(5)(x)         Press Release issued by Elyo, dated March 27, 2000.

(b)               Not applicable.

(c)(i) Summary Presentation prepared for Parent by Lazard Freres & Co., LLC, dated January 19, 2000.*

(c)(ii) Written Presentation prepared for the Special Committee by Credit Suisse First Boston Corporation, dated January 19, 2000.*

(c)(iii) Opinion of Credit Suisse First Boston Corporation, dated January 19, 2000 (incorporated by reference from Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 28, 2000).*

(d)(i) Tender and Voting Agreement dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Stockholders.*

(d)(ii) Letter Agreement between Thomas R. Casten and Elyo, dated January 19, 2000.*

(d)(iii) Separation Agreement and Release dated as of January 19, 2000, between Trigen Energy Corporation and Thomas R. Casten.*

(f) Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*

(g)               Not applicable.

(h)               Not applicable.

(i)(i)            Power of Attorney, dated October 27, 1998.*

(i)(ii) Power of Attorney, dated October 27, 1998 (English translation).*


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* Previously filed